Exhibit 12.5
Idaho Power Company
Consolidated Financial Information
Ratio of Earnings to Fixed Charges

	Twelve Months Ended
	December 31,
	(Thousands of Dollars)

	2007	2006	2005	2004	2003

Earnings, as defined:

Income before income taxes	$111,965	$137,890	$115,764	$76,936	$80,319
Adjust for distributed income of equity investees	(5,553)	(9,347)	(10,370)	1,990	(2,136)
Equity in loss of equity method investments	-	-	-	-	-
Minority interest in losses of majority owned
subsidiaries	-	-	-	-	-
Fixed charges, as below	68,272	60,687	57,739	55,530	60,304
Total earnings, as defined	$174,684	$189,230	$163,133	$134,456	$138,487

Fixed charges, as defined:

Interest charges[1]	$67,386	$59,955	$56,866	$54,297	$59,363
Rental interest factor	886	732	873	1,233	941
Total fixed charges, as defined	$68,272	$60,687	$57,739	$55,530	$60,304

Ratio of earnings to fixed charges	2.56 x	3.12 x	2.83 x	2.42 x	2.30 x

1 FIN 48 interest is not included in interest charges.